February 20, 2008

Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: Christian Windsor
          Special Counsel
          Financial Services Group

RE:         California First National Bancorp

Form 10-K for Fiscal Year Ended June 30, 2007.

File No. 000-15641

Dear Mr. Windsor:

On behalf of California First National Bancorp ("CFNB"), we submit this letter in response to your letter of January 30, 2008 that we received February 7, 2008. We appreciate that your letter is intended to help CFNB comply with the SEC's disclosure requirements and to enhance the overall disclosure in our filings. To the extent your letter suggests that CFNB amend the filing, as you will see from our responses, we believe an amendment would not provide any material disclosure to our shareholders that is not already available through other filings. As a result, CFNB believes it is appropriate to address your comments by ensuring that the matters are complied with in future filings.

Your letter asks the Company to acknowledge the following:

o  CFNB is responsible for the adequacy and accuracy of the disclosure in the filing;

o  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o  CFNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge the foregoing to the extent it accurately reflects the Company's obligation under current law, without waiving any lawful objections or affirmative defenses the Company may have or hereafter assert.

To assist your review, the numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have included the comment in bold along with CFNB's response to each comment just below.

1.    Please amend to include the disclosures on related party transactions required by Item 404 of Regulation S-K. We note the statement that such disclosure is incorporated by reference to the proxy statement; however, we do not find the disclosure in the definitive proxy materials filed on October 3, 2007.

Company Response: The Company acknowledges that the proxy materials omitted a specific section addressing transactions with Related Persons. This reflects the fact that there have not been any reportable transactions between CFNB and its executive officers or directors during the past five years. CFNB does not have a written policy regarding Related Person Transactions because the Board has not, and does not expect to, approve CFNB's engagement in any Related Person Transactions other than in rare circumstances. In response to your comment, CFNB will revise its disclosure in definitive proxy materials to be filed for the fiscal year end June 30, 2008 and all subsequent filings (assuming circumstances are the same at such time) to include the following:

"Certain Relationships and Related Transactions
Apart from service as an executive officer or on the Board of Directors, there are no additional relationships between the Company and any Related Person, nor are there any related party transactions between any Related Persons and the Company. A "Related Person" is any director or executive officer of Company, any shareholder owning in excess of 5% of the total equity of Company, and any "immediate family member" of any such person. The Company does not have a written policy regarding Related Person Transactions because the Company has not, and does not expect to, engage in any Related Person Transactions other than in rare circumstances. Any Related Person Transaction would be considered based on facts and circumstances at such time."

Securities and Exchange Commission

February 20, 2008

2.   Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by Item 601 of Regulation S-K.

Company Response: As we advised Ms. Livingston, we don't believe Item 601 of Regulation S-K contains any requirement related to the signature page of the Form 10-K filing. She indicated that the requirement to identify the principal accounting officer is contained in the instructions to the signature page.

S. Leslie Jewett signed the Form 10-K in her capacity as principal financial officer and principal accounting officer. The Company acknowledges that the signature page in the Form 10-K omitted the reference to her role as principal accounting officer, although she is identified as Chief Financial Officer on the signature page and is identified as Principal Financial Officer on Exhibit 31.2 which contains the Rule 13A-14(A)/15D-14(A) Certification. In addition, in the Form 10-Qs filed for the periods ending September 30, 2007 and December 31, 2007 (filed on November 13, 2007 and February 8, 2008), Ms. Jewett is identified on the signature page as "Principal Financial and Accounting Officer".

CFNB's Form 10-K and Form 10-Q filings have been signed on behalf of CFNB by its principal financial and accounting officer as required. The 2007 Form 10-K is consistent with filings made by the Company for the past five years, as are the interim filings. In light of the fact that the information regarding CFNB's principal accounting officer has been fully disclosed, CFNB will revise its disclosure to identify S. Leslie Jewett as the Principal Accounting Officer in the 10-K to be filed for the fiscal year ending June 30, 2008 and subsequent 10-K filings.

We trust the foregoing is responsive to the staff's comments. Please call the undersigned at (949) 255-0500 should you have any questions.

Sincerely,

/s/ S. Leslie Jewett
S. Leslie Jewett
Chief Financial Officer